Exhibit 99.1

INVESTOR

NEWS

CMS TRO Release Update

January 13, 2017

Statement of Fresenius Medical Care Regarding Lawsuit Challenging Premium Assistance Regulation: U.S. Court Ruling Granting Temporary Restraining Order

Following a hearing on Thursday, the United States District Court of the Eastern District of Texas has granted a temporary restraining order (TRO) requested by Dialysis Patients Citizens (a patient advocacy organization), Fresenius Medical Care, DaVita, and US Renal, with the support of the American Kidney Foundation.

The TRO will remain effective until the earlier of January 26, 2017 or the date the court is able to conclude further proceedings and rule on the plaintiffs’ motion for a preliminary injunction. A hearing on the motion for preliminary injunction is scheduled for January 18, 2017.

The TRO request, and the underlying complaint, sought relief from the administration’s Interim Final Rule (IFR) that would constrain charitable contributions to the American Kidney Foundation and similar charitable organizations benefiting dialysis patients.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,579 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 306,366 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

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Germany

Tel. +49 6172 609 2525

Fax +49 6172 609 2301

email: ir@fmc-ag.com

www.freseniusmedicalcare.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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